UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number:  1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.300.29520-8 Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization (“Oi” or “Company”), hereby informs its shareholders and the market in general that, today, March 28, 2017, the company presented to the 7th Corporate Court of the State of Rio de Janeiro, where the Judicial Reorganization of Oi and its subsidiaries is currently underway, information about new financial conditions as adjustments to the Oi Companies’ Judicial Reorganization Plan (Plano de Recuperação Judicial—“PRJ”), presented on September 5, 2016, as detailed in Oi’s Material Fact dated March 22, 2017.

The new conditions were formulated on the basis of conversations held in more than 50 face-to-face meetings with various creditors of Oi in Brazil and abroad, as well as their respective advisors, considering the different credit profiles, including national and international banks, development institutions and bondholders. In addition, a number of other meetings and mediations were held with other groups of creditors, such as suppliers, Anatel and small creditors, among others. The company’s management and advisors also participated in the meetings.

The discussions considered, in addition to the debt restructuring plan, a sustainable business plan for Oi. The company considered suggestions and contributions from these various creditors, represented in the four classes provided for in the company’s Judicial Reorganization, as well as shareholders, to structure the presented conditions and to seek to balance the different interests and credit and investment profiles.

The amended judicial reorganization plan will be presented as soon as possible, in accordance with Oi’s Material Fact disclosed on March 22, 2017.

The Company will maintain its shareholders and the market informed of the development of the subject matter of this Notice to the Market.

Rio de Janeiro, March 28, 2017.

Ricardo Malavazi Martins

Chief Financial Officer and Investor Relations Officer.

Oi S.A. – In Judicial Reorganization

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2017

OI S.A. – In Judicial Reorganization

By:  /s/ Ricardo Malavazi Martins

Name: Ricardo Malavazi Martins

Title: Chief Financial Officer and Investor Relations Officer